

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Philippe F. Courtot
President and Chief Executive Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, CA 94065

> **Re:** **Qualys, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 001-35662**

Dear Mr. Courtot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures, page 88

1. We note that the electronic filing of your Form 10-K does not contain the typed signatures of the individuals listed on the signature page. Please amend the filing to provide the required signatures. See General Instruction D.2 of Form 10-K.

2. Please explain how management considered the impact of management's failure to include the typed signatures of your officers and directors on the electronic filing of your Form 10-K for the fiscal year ended December 31, 2012 in reaching the conclusion that your disclosure controls and procedures were effective. Please tell us the factors you considered in making your effectiveness determination and specify the factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed

Philippe F. Courtot
Qualys, Inc.
November 25, 2013
Page 2

by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor